Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-143622 and 333-179164 on Form S-8 and Registration Statement No. 333-184919 on Form S-3 of our reports dated March 12, 2013, relating to the consolidated financial statements and consolidated financial statement schedule of Carrols Restaurant Group, Inc. and subsdiary (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adjustment to the consolidated financial statements to reflect Fiesta Restaurant Group, Inc. as discontinued operations for all periods presented) and the effectiveness of the Company's internal control over financial reporting appearing in this Annual Report on Form 10-K of the Company for the year ended December 30, 2012.

/s/ Deloitte & Touche LLP

Rochester, NY
March 12, 2013